Exhibit 107

Calculation of Filing Fee Table

424(b)(5)
(Form Type)

Highwoods Realty Limited Partnership
(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Newly Registered Securities
Fees to Be Paid	Debt	7.65% Notes due 2034	457(r)(1)	$350,000,000	98.672%	$345,352,000	0.0001476	$50,974
	Total Offering Amounts					$345,352,000		$50,974
	Total Fees Previously Paid							—
	Total Fee Offsets							—
	Net Fee Due							$50,974

1.In accordance with Rules 456(b) and 457(r) under the Securities Act of 1933, as amended, Highwoods Realty Limited Partnership initially deferred payment of all of the registration fees for the Registration Statement on Form S-3 (Registration No. 333-269624-01), filed on February 7, 2023.